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SEC Mail Processing Section

MAR 01 2017

Washington DC 406

17009367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Executive Services Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3445 Peachtree Road, NE, Suite 200
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Kroell - 404.504.3856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth L. Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Executive Services Securities, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

G MORRIS NOTARY PUBLIC MY COMMISSION EXPIRES JULY 16, 2019 DEKALB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXECUTIVE SERVICES SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2016

with

Report of Independent Registered Public Accounting Firm

EXECUTIVE SERVICES SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2016

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Audit Committee of NFP Holdings, LLC

We have audited the accompanying statement of financial condition of Executive Services Securities, LLC (the Company) as of December 31, 2016, and the related statements of operation, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Executive Services Securities, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2017

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Assets		
Cash	$	6,872,326
Commissions receivable		1,876,363
Prepaid expenses		21,743
TOTAL ASSETS	$	8,770,432

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to affiliates	$	5,994,990
TOTAL LIABILITIES		5,994,990
Member's Equity (Note C)		
Paid in capital		396,284
Retained earnings		2,379,158
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,770,432

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

Revenue	
Commissions	$ 4,937,339
Administrative fees	2,842,109
TOTAL REVENUE	7,779,448
Expenses (Note B)	
Commission expense to outside agents	134,443
Occupancy	178,723
Professional Fees	2,924,196
Insurance	48,036
Maintenance and Supplies	249,967
Travel and Entertainment	68,207
Other General and administrative expenses	32,060
TOTAL EXPENSES	3,635,632
Income before income tax expense	4,143,816
Income tax expense	1,625,843
Net Income	$ 2,517,973

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2016

	Paid in Capital	Retained Earnings/(Deficit)	Total Member's Equity
Balance, January 1, 2016	$ 396,284	$ (137,642)	$ 258,642
Net income	-	2,517,973	2,517,973
Dividend to Parent	-	(1,173)	(1,173)
Balance, December 31, 2016	$ 396,284	$ 2,379,158	$ 2,775,442

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net Income	$ 2,517,973
Adjustments to reconcile net loss to net cash provided by operating activities	
Decrease (increase) in:	
Commissions receivable	(1,698,235)
Prepaid expenses	198
Increase (decrease) in:	
Due to affiliates	5,873,004
NET CASH GENERATED BY OPERATING ACTIVITIES	6,692,940
Cash Flows from Financing Activities	
Dividend	(1,173)
NET CASH GENERATED BY FINANCING ACTIVITIES	$ (1,173)
NET INCREASE IN CASH	$ 6,691,767
Cash at Beginning of Year	180,559
Cash at End of Year	$ 6,872,236

See accompanying notes.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, Inc. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations. The Company was formerly known as One Securities Corporation and changed its name to Executive Services Securities, Inc. on October 9, 2007.

The Company is wholly owned by NFP Corp. ("NFP" or "Parent").

Effective October 23, 2008 the Company changed its legal form to a limited liability company and its name to Executive Services Securities, LLC ("ESSL").

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentrations of Credit Risk: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

One customer represented approximately 48% of the Company's revenues for the year ended December 31, 2016.

Cash: Cash consists of short-term deposits placed with a financial institution.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid to the carrier in accordance with guidance provided in SEC Staff Accounting Bulletin (SAB) Topic 13. Administrative fees are earned and recorded as administrative services are provided to Parent. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

Income Taxes: The accounts of the Company are included in the consolidated federal income tax return filed by the Parent, and, for tax years ending after July 1, 2013, by the Parent's top tier holding company NFP Intermediate Holdings A Corp. The provision for income tax is calculated on a separate return basis. The amount of current federal tax expense or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized

as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The provision for income taxes is composed of the following items:

Federal	$	1,462,110
State		163,733
Total income taxes	$	1,625,843

The Company's effective tax rate is 39.2% on pretax income, which differs from the U.S. federal tax rate of 35% due principally to non-deductible business meals and entertainment expenses and state taxes. The state taxes are provided on the taxable income apportioned to Georgia. The Company is included in a consolidated U.S. federal income tax return, as well as other state and local tax returns that are filed by NFP, and, for tax years ending after July 1, 2013, by NFP or its top tier holding company. As of December 31, 2016, NFP is subject to U.S. federal income tax examinations for the tax years 2012 through 2015, and to various state and local income tax examinations for the tax years 2010 through 2015.

As of December 31, 2016 the Company's total unrecognized tax benefits for uncertain tax positions was $0. The Company believes that the total amounts of unrecognized tax benefits will not change within the next twelve months.

The Company records current and deferred taxes as a payable to (receivable from) affiliate. As of December 31, 2016, the Company had a payable of $1,625,843 and such amount is included in payable to affiliates in the accompanying Statement of Financial Condition. During 2016, the Company made no income tax payments to NFP. At December 31, 2016, the Company had no deferred tax assets or liabilities.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements: Revenue Recognition — In May 2014, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance on revenue from contracts with customers, which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective in the first quarter of 2018. The guidance permits two methods of transition upon adoption; full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing a comparable view across all periods presented. Under the modified retrospective method, prior periods would not be restated. Rather, revenues and other disclosures for pre-2018 periods would be provided in the notes to the financial statements as previously reported under the current revenue standard. The adoption of this guidance is not expected to have a material impact on the Company's Financial Statements. In July 2015, the FASB approved a one-year delay of the effective date to 2018 for calendar year-end public entities and 2019 for calendar year-end private entities. In May 2016, the FASB issued an update to this topic, which clarifies the timing of revenue recognition, costs to be included and excluded, and special situations, such as non-cash transactions and contract modifications.

Going Concern — In August, 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management to assess a company's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. ASU 2014-15 applies to all companies and is effective for the annual period ending after December 15, 2016, and all annual and interim periods thereafter. Adoption of ASU 2014-15 did not have an effect on the Company's financial statements.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2016 and February 28, 2016, which is the date the financial statements were available to be issued. There have been no subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2016.

NOTE B—RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSL marketing and general and administrative services and ESSL pays compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSL. The total amount paid under this agreement for the year ended December 31, 2016 was $3,469,130.

The Company receives securities commissions that are generated by personnel employed by other subsidiaries of Parent who are registered with a third-party broker-dealer, and the Company assists in providing certain administrative services to Parent to support the securities activities of such personnel. The Company reimburses Parent for expenses associated with the administrative services that support such personnel employed by other subsidiaries of Parent. The Company records this activity net and it is reported as administrative fees in the accompanying Statement of Operations. At December 31, 2016, an amount payable to Parent of $5,994,990 is included in due to affiliates in the accompanying Statement of Financial Condition.

During 2016, the Company paid dividends to Parent in the amount of $1,173. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

NOTE C—REGULATORY MATTERS

Net Capital Requirement: The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6²/₃% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2016, the Company had net capital of $877,337, which was $477,671 in excess of required net capital of $399,666.

Exemption from Reserve Requirements: The Company filed an Exemption Report because it had no obligations under 17 C.F.R. § 240.15c3-3. The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2016

Computation of Net Capital	
Total member's equity	$ 2,775,442
Deduct non-allowable assets	(1,898,106)
Net capital	$ 877,336
Computation of Aggregate Indebtedness	
Due to affiliates	5,994,989
Total aggregate indebtedness	$ 5,994,989
Computation of Minimum Net Capital Requirement	
Net capital	$ 877,336
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $4,317,257)	399,666
Net capital in excess of requirement	$ 477,670
Percentage of aggregate indebtedness to net capital	683.32%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation in the Company's amended Part II FOCUS (unaudited) report dated February 24, 2017.

EXECUTIVE SERVICES SECURITIES, LLC

Schedule II

OTHER INFORMATION

December 31, 2016

The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception, and is therefore and is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

Balser Financial Corporation
Benefit Plan Services LLC
Management Compensation Group Southeast LLC
Executive Services Securities LLC

Ken Felts
SVP, Executive Benefits

3445 Peachtree Road NE
Suite 200
Atlanta, GA 30326 U.S.A.

P +1 404.504.3817
KFelts@nfp.com
www.nfp.com

February 28, 2017

Securities & Exchange Commission
Atlanta District Office
950 East Paces Ferry, N.E., Suite 900
Atlanta, GA 30326

RE: Exemption Report

To whom it may concern:

Executive Services Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company is filing an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.
2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

____
Executive Services Securities, LLC

I, Ken Felts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Senior Vice President

Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Audit Committee of NFP Holdings, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Executive Services Securities, LLC (the Company) stated that it had no obligations under 17 C.F.R. § 240.15c3-3 and (2) the Company stated that it had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ended December 31, 2016 without exception. Management of the Company is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017

Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Audit Committee of NFP Holdings, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Executive Services Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (US) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total revenues reported in the audited financial statements required by SEC Rule 17a-5 with the total revenues included in the accompanying Schedule of Form SIPC-3 Revenues for the fiscal year ended December 31, 2016. As a result of applying the procedure we identified a difference of $2,842,109 related to the administrative fees (other revenue).
2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 with Form X-17A-5 (FOCUS) and General Ledger journal entries. As a result of applying the procedure we identified a difference of $2,842,109 related to the administrative fees (other revenue) that was no included into the Schedule of Form SIPC-3 Revenues.
3. Verified the arithmetical accuracy of the total revenues reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in Form X-17A-5 (FOCUS) and General Ledger journal entries. No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017